i2 TECHNOLOGIES, INC.

One i2 Place

11701 Luna Road

Dallas, Texas 75234

July 27, 2006

By EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Amendment No. 1

Registration Statement on Form S-3 (File No. 333-132663)

Ladies and Gentlemen:

Transmitted herewith is Amendment No. 1 to the above-captioned Registration Statement, which reflects the responses of i2 Technologies, Inc. (the “Company”) to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) dated April 17, 2006 (the “Comment Letter”) with respect to the Company’s initial filing on March 23, 2006. The headings and numbered responses in this letter correspond to the headings and numbered comments contained in the Comment Letter. For your convenience, the staff’s comments are repeated below in bold face type before each of the Company’s responses.

General

1.	We note that Part III of your Form 10-K for the fiscal year ended December 31, 2005 has not yet been filed. We also note the filing of your preliminary proxy statement on March 23, 2006, and a revision that was filed on April 11, 2006. Either file the definitive proxy statement before the Form S-3 becomes effective or include the officer and director information in the Form 10-K. Refer to CF Tel. Interp. H6.

Response to Comment 1

The definitive proxy statement was filed with the SEC on April 26, 2006.

Incorporation By Reference, page 15

2.

You should not incorporate by reference the definitive proxy statement, since it is not on the list of items required or permitted to be incorporated. Refer to Item 12 of Form S-3. If the definitive proxy materials are filed within 120 days of the year end, the applicable portions of the definitive proxy statement will be incorporated into and part of the Form 10-K, which is already incorporated by reference. See interpretation 2S of the Exchange Act Rules section of the March 1999 supplement to the publicly available telephone interpretations manual that may be found at www.sec.gov. Revise as appropriate.

Response to Comment 2

The Registration Statement no longer incorporates the definitive proxy statement by reference.

Undertakings

3.	Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Response to Comment 3

The undertakings in Item 512(a)(5)(ii) have been provided. The undertakings in Item 512(a)(5)(i) have not been provided because the Company is not relying on Rule 430B, and the undertakings in Item 512(a)(6) have not been provided because the Company is not making a primary offering.

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For the convenience of the staff and to expedite its review, under separate cover the Company is providing Jay Ingram with marked copies of Amendment No. 1 showing the changes from the initial filing by the Company on March 23, 2006.

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Please feel free to contact John Harvey at 469-357-1000 or Bruce B. Wood at 212-698-3500 if you have any questions regarding our filing or the responses in this letter.

Very truly yours,

i2 TECHNOLOGIES, INC.

By:	/s/ Michael J. Berry
Michael J. Berry
Executive Vice President and Chief Financial Officer

Enclosure

cc:	Jay Ingram, Esq., Securities and Exchange Commission
Bruce B. Wood, Esq., Dechert LLP

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